SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

October 24, 2016

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO S.A. ANNOUNCES NOTES OFFERING UNDER MEDIUM-TERM NOTE PROGRAM

City of Buenos Aires, Argentina, October 24th 2016 - Banco Macro S.A. (NYSE:BMA; BCBA:BMA) announced today that it plans to offer up to USD400 million of notes due 2026 during the fourth quarter of 2016, as part of its medium-term note financing program, in a transaction exempt from the registration requirements of the U.S. Securities Act of 1933. Banco Macro intends to use the net proceeds from the sale to refinance outstanding debt, to make loans in accordance with Central Bank guidelines and for general working capital.

The debt securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any state securities law. The debt securities may not be offered or sold within the U.S. or to U.S. persons, except to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act and to non U.S. persons in offshore transactions in reliance on Reg S under the Securities Act. This announcement is not an offer to sell or a solicitation of an offer to buy such debt securities and is issued pursuant to Rule 135c of the U.S. Securities Act.

This press release is available under the “Financial Information/Press Releases” section, or, in the Spanish version under “Información Financiera/Comunicados de Prensa”, of Banco Macro’s Investor Relations web site.

This press release includes statements concerning potential future events involving Banco Macro that could differ materially from the events that actually occur. The differences could be caused by a number of risks, uncertainties and factors relating to Banco Marco’s business. Banco Macro will not update any forward-looking statements made in this press release to reflect future events or developments.

IR Contact in Buenos Aires:
Jorge Scarinci | Finance & IR Manager
Ines Lanusse | Investor Relations
E-mail: investorelations@macro.com.ar | Phone: (5411) 5222 6682

About
Banco Macro S.A (NYSE: BMA; Buenos Aires: BMA) is a universal bank, with focus in low & mid-income individuals and small & mid-sized companies. The Bank started operating in 1985 as non-banking financial institution and today has grown to be the private local bank with the largest branch network in the country.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 24, 2016

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Finance Manager